UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Check-Cap Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.20 per share
(Title of Class of Securities)

M2361E 112
(CUSIP Number)

Eran Yaniv, Adv.
Fischer Behar Chen Well Orion & Co
3 Daniel Frisch Street, Tel Aviv 6473104, Israel
                                +972-3-6944166
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Guy Neev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 434,719 Ordinary Shares*
	8	SHARED VOTING POWER: -0- Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 434,719 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER: -0- Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 434,719 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.6%*
14	TYPE OF REPORTING PERSON: IN
________________
*See Item 5.

Item 1.                  Security and Issuer.

This Amendment No. 1 (the “Amendment”) is filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 2, 3 and 5 of the initial Statement on Schedule 13D filed by the Reporting Person (as defined below) on March 12, 2015 (the initial Schedule 13D and the Amendment together, the “Statement”).  The Statement relates to the ordinary shares, par value NIS 0.20 per share (the “Ordinary Shares”), of Check-Cap Ltd., an Israeli company (the “Issuer”).  The Issuer’s principal executive offices are located at Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

Item 2.                 Identity and Background

ITEM 2 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

(a)-(c), (f)

The Statement is filed by Guy Neev, a citizen of the State of Israel (the “Reporting Person”).  The Reporting Person’s address is Arbel Street 7, Bnei Dror, 42815, Israel.  The Reporting Person is the former Chief Executive Officer and former director of the Issuer.

(d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

ITEM 3 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

On April 30, 2016, options to purchase an aggregate 229,217 Ordinary Shares held by the Reporting Person expired without being exercised.

Item 5.                 Interest in Securities of the Issuer.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

(a), (b),   See lines 7-10 of the cover sheet which are incorporated by reference herein.

(a)  As of May 3, 2016, the Reporting Person is the beneficial owner of 434,719 Ordinary Shares of the Issuer, representing approximately 3.6% of the outstanding Ordinary Shares, of which: (i) 265,928 Ordinary Shares are directly held by the Reporting Person; and (ii) 168,791 Ordinary Shares are subject to currently exercisable options held by the Reporting Person.  The foregoing percentage is based on 12,189,121 Ordinary Shares that the Issuer advised were issued and outstanding as of May 3, 2016.

(b)  The Reporting Person has sole power to vote or direct the vote and dispose or to direct the disposition of the 434,719 Ordinary Shares of the Issuer beneficially held by the Reporting Person.

(c)  The Reporting Person has not effected any transactions in the Ordinary Shares in the past 60 days, except as set forth in Item 3, which is incorporated by reference herein.

(d)  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e)  On April 30, 2016, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Ordinary Shares.

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:  May 3, 2016

/s/ Guy Neev Guy Neev